SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE 14D-9
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 7)
Applica Incorporated
(Name of Subject Company)
Applica Incorporated
(Name of Person(s) Filing Statement)
Common Stock, Par Value $0.10 Per Share
(Title of Class of Securities)
03815A106
(CUSIP Number of Class of Securities)
Harry D. Schulman
Chairman of the Board, President and Chief Executive Officer
Applica Incorporated
3633 Flamingo Road
Miramar, Florida 33027
(954) 883-1000
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)
Copies To:
Ira N. Rosner, Esq.
Barbara J. Oikle, Esq.
Greenberg Traurig, P.A.
1221 Brickell Avenue
Miami, FL 33131
Telephone: (305) 579-0500
Facsimile: (305) 961-5844
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

PURPOSE OF AMENDMENT
     This Amendment No. 7 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed by Applica with the Securities and Exchange Commission on December 19, 2006, as amended by Amendment No. 1 to Schedule 14D-9, which was filed by Applica with the SEC on December 21, 2006, by Amendment No. 2 to Schedule 14D-9, which was filed by Applica with the SEC on December 22, 2006, by Amendment No. 3 to Schedule 14D-9, which was filed by Applica with the SEC on December 28, 2006, by Amendment No. 4 to Schedule 14D-9, which was also filed by Applica with the SEC on December 28, 2006, by Amendment No. 5 to Schedule 14D-9, which was filed by Applica with the SEC on January 4, 2007, and by Amendment No. 6 to Schedule 14D-9, which was also filed by Applica with the SEC on January 4, 2007. Except as otherwise indicated, the information set forth in the original Schedule 14D-9 and previous amendments thereto remains unchanged. Capitalized terms that appear herein but are not defined herein have the meanings ascribed to such terms in the original Schedule 14D-9.
IMPORTANT LEGAL INFORMATION
     This document has been made available to shareholders of Applica. Investors are urged to read the original Schedule 14D-9, as amended by Amendment Nos. 1, 2, 3, 4, 5 and 6 thereto and this Amendment No. 7, as it contains important information. The original Schedule 14D-9, as amended, and other public filings made from time to time by Applica with the SEC are available without charge from the SEC’s website at www.sec.gov. In addition, the documents filed with the SEC may be obtained free of charge by directing such requests to Applica Incorporated, 3633 Flamingo Road, Miramar, Florida 33027, Attention: Investor Relations (954) 883-1000, or from Applica’s website at www.applicainc.com.
Item 2. Identity and Background of Filing Person.
     The first paragraph of Item 2(b) is hereby amended and restated in its entirety to read as follows:
     “(b) This Statement relates to the tender offer by Apex Acquisition Corporation, or NACCO Sub, which is a newly formed Florida corporation and an indirect, wholly owned subsidiary of NACCO Industries, Inc., or NACCO, which is a Delaware corporation, to purchase all of the issued and outstanding shares of Applica’s common stock at a purchase price of $7.90 per share, net to the seller in cash, without interest. The tender offer is being made on the terms and subject to the conditions set forth in the Tender Offer Statement on Schedule TO and the exhibits thereto filed by NACCO and NACCO Sub with the Securities and Exchange Commission on December 15, 2006, as amended by NACCO and NACCO Sub on December 18, 2006, December 21, 2006, December 26, 2006 January 3, 2007, and January 9, 2007. The value of the consideration offered, together with all of the terms and conditions applicable to the tender offer, is referred to in this Statement as the NACCO offer. The Schedule TO states that NACCO intends, as soon as practicable after successful completion of the NACCO offer, to seek to have NACCO Sub merge with and into Applica in accordance with the applicable provisions of the Florida Business Corporation Act, or the FBCA.”
Item 3. Past Contacts, Transactions, Negotiations and Agreements.
     The first paragraph under the subheading “Cash Consideration Payable Pursuant to the NACCO Offer” in Item 3(a) is hereby amended as follows:
     The amount “$21,343,383.75” in the last line of such paragraph is replaced with the amount “$21,756,481.50”.
     The third paragraph under the subheading “Cash Consideration Payable Pursuant to the NACCO Offer” in Item 3(a) is hereby amended and restated in its entirety to read as follows:
     “As of November 27, 2006, Applica’s directors and executive officers held options to purchase 842,500 shares of Applica’s common stock, 623,667 of which were vested and exercisable as of that date. The outstanding options have exercise prices ranging from $2.86 to $31.6875 and an aggregate weighted average exercise price of $5.08 per share. Of the total options outstanding as of November 27, 2006, options to purchase 772,000 shares of Applica’s common stock had exercise prices that were less than NACCO’s $7.90 offer price, 549,667 of which were vested and exercisable as of November 27, 2006. The weighted average exercise price of these “in the money” options was $4.32. All of the unvested options would fully vest upon the consummation of the NACCO offer pursuant to the terms of Applica’s 1988 Directors Stock Option Plan, 1992 Employees’ Incentive Stock Option Plan, 1996 Stock Option Plan, the 1998 Stock Option Plan and the 2000 Stock Option Plan.”

Item 4. The Solicitation or Recommendation.
     Item 4(a) is hereby amended and restated in its entirety to read as follows:
     “The Applica board has not changed its recommendation that Applica shareholders vote “FOR” the adoption of the Agreement and Plan of Merger, dated as of October 19, 2006, as amended by Amendment No. 1 thereto, dated as of December 14, 2006, Amendment No. 2 thereto, dated as of December 22, 2006, Amendment No. 3 thereto, dated as of December 27, 2006, and by Amendment No. 4 thereto, dated as of January 3, 2007, among Applica and certain affiliates of Harbinger Capital Partners Master Fund I, Ltd., which are collectively referred to in this statement as Harbinger.
     The NACCO offer is under review by the Applica board and Applica will advise its shareholders of the results of that review as soon as possible. Applica requests that its shareholders defer making a determination whether to accept or reject such amended NACCO offer until they have been advised of the Applica board’s position.
     The Applica board recommends that, even if a shareholder does not vote with respect to the Harbinger merger agreement at this time, that such shareholder vote “FOR” the proposal to adjourn or postpone the special meeting of Applica’s shareholders, if necessary or appropriate, to solicit additional proxies if there are insufficient shares present or represented at the meeting to constitute a quorum or insufficient votes at the time of the meeting to adopt the Harbinger merger agreement or because the board, in its judgment, determines that an adjournment is required by law or is otherwise in the best interests of Applica and its shareholders. The ability to adjourn or postpone the special meeting will give the Applica board the flexibility to preserve the existing transaction with Harbinger should the vote not be obtained by January 17, 2007.”
     Item 4(b) is hereby amended and supplemented by the addition of the following paragraphs as the final paragraphs thereto:
     “On January 9, 2007, NACCO publicly announced that it had increased the per share offer price of the NACCO offer to $7.90, net to the seller in cash, without interest, and amended the Schedule TO accordingly. In accordance with the terms of the Harbinger merger agreement, Applica promptly notified Harbinger on January 9, 2007 of NACCO’s amended offer price.
     On January 9, 2007, the Applica board held a meeting and discussed the offers from NACCO and Harbinger and its obligations under the Harbinger merger agreement. The meeting was attended by Applica’s senior management and legal and financial advisors, as well as a representative of the Applica board’s independent legal counsel. At the meeting, the Applica board also discussed with the legal advisors the provisions of the Harbinger merger agreement relating to competing transactions. During the evening of January 9, 2007, Applica sent NACCO a letter reiterating the board’s determination that NACCO’s offer, as currently structured, fails to provide sufficient certainty of completion and demanding that NACCO inform the board not later than 5:00 p.m. Eastern Standard Time on January 11, 2007, whether it is willing to amend its offer to remedy these concerns.
     During the evening on January 9, 2007, Applica notified Harbinger’s legal advisor in writing that the Applica board had taken these steps.
     Applica convened the special meeting at 11:00 a.m. Eastern Standard Time on January 10, 2007, as previously scheduled, and adjourned the special meeting until 11:00 a.m. Eastern Standard Time on Wednesday, January 17, 2007, without a vote on any proposal other than an adjournment. The proposal to adopt the Harbinger merger agreement will be submitted to a vote of Applica’s shareholders at the reconvened meeting. The reconvened meeting will have the same record date of November 27, 2006.”
     Item 4(c) is hereby amended and restated in its entirety to read as follows:
     “The Applica board has not changed its recommendation that Applica shareholders vote “FOR” the adoption of the Harbinger merger agreement.
     The NACCO offer is under review by Applica’s board of directors and Applica will advise its shareholders of the results of that review as soon as possible. Applica requests that its shareholders defer making a determination whether to accept or reject such amended NACCO offer until they have been advised of the Applica board’s position.
     The Applica board reserves the right to revise its recommendation in the event of changed circumstances, if any. Any such change in the recommendation of the Applica board will be communicated to shareholders as promptly as practicable in the event that such a determination is reached.

     Applica shareholders who have voted “FOR” adoption of the adoption of the Harbinger merger agreement can change their vote at any time prior to the special meeting on January 17, 2007 by:
1.	Delivering a written notice to the corporate secretary of Applica before such special meeting that states that he or she revokes his or her proxy;

2.	Delivering a signed and later dated new proxy card before such special meeting in accordance with the instructions included with the proxy card; or

3.	Attending the special meeting and voting in person.
     Applica shareholders retain the ability to tender their shares into the NACCO offer irrespective of whether or not they choose to revoke a previously executed proxy until January 23, 2007.”
Item 8. Additional Information.
     Item 8(a) is hereby amended and supplemented by the addition of the following new paragraph as the final paragraph under the “Litigation” heading:
     “On January 10, 2007, NACCO voluntarily dismissed, without prejudice, its complaint against Applica, Harbinger Capital Partners and certain of its affiliates, filed in the United States District Court, Northern District of Ohio, Eastern Division.”
Item 9. Exhibits.
     Item 9 is amended and restated in its entirety to read as follows:

Exhibit
No.	Document

(a)(1)	Letter to Applica’s shareholders dated December 19, 2006 (incorporated by reference to exhibit (a)(1) of Applica’s Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC on December 19, 2006)

(a)(2)	Press release issued by Applica on December 19, 2006 (incorporated by reference to exhibit (a)(2) of Applica’s Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC on December 19, 2006)*

(a)(3)	Applica’s Definitive Proxy Statement on Schedule 14A relating to the Special Meeting of Shareholders to consider the Harbinger merger, as supplemented on December 15, 2006, December 22, 2006, December 28, 2006 and January 5, 2007 (filed with the SEC on December 4, 2006, as supplemented on December 15, 2006, December 22, 2006, December 28, 2006 and January 5, 2007, and incorporated by reference)

(a)(4)	Press release issued by Applica on December 21, 2006 (incorporated by reference to exhibit 99.1 of Applica’s Current Report on Form 8-K filed with the SEC on December 21, 2006)*

(a)(5)	Letter to Applica’s shareholders dated December 22, 2006 (incorporated by reference to exhibit (a)(5) of Amendment No. 2 to Applica’s Solicitation/ Recommendation Statement on Schedule 14D-9/A filed with the SEC on December 22, 2006)

(a)(6)	Press release issued by Applica on December 22, 2006 (incorporated by reference to exhibit 99.1 of Applica’s Current Report on Form 8-K filed with the SEC December 22, 2006)*

(a)(7)	Letter to Applica’s shareholders dated December 28, 2006 (incorporated by reference to exhibit (a)(7) of Amendment No. 3 to Applica’s Solicitation/Recommendation Statement on Schedule 14D-9/A filed with the SEC on December 28, 2006)

(a)(8)	Press release issued by Applica on December 27, 2006 (incorporated by reference to exhibit 99.1 of Applica’s Current Report on Form 8-K filed December 27, 2006)*

(a)(9)	Press release issued by Applica on December 28, 2006 (incorporated by reference to Applica’s Schedule 14A filed with the SEC on December 28, 2006)*

(a)(10)	Press release issued by Applica on January 3, 2007 (incorporated by reference to exhibit 99.1 of Applica’s Current Report on Form 8-K filed with the SEC on January 3, 2007)*

(a)(11)	Letter to Applica’s shareholders dated January 4, 2007 (incorporated by reference to exhibit (a)(11) of Amendment No. 6 to Applica’s Solicitation/ Recommendation Statement on Schedule 14D-9/A filed with the SEC on January 4, 2007)

(a)(12)	Press release issued by Applica on January 4, 2007 (incorporated by reference to Applica’s Schedule 14A filed with the SEC on January 4, 2007)

(a)(13)	Press release issued by Applica on January 9, 2007+

(a)(14)	Press release issued by Applica on January 10, 2007+

(e)(1)	Excerpts from Applica’s Definitive Proxy Statement on Schedule 14A filed March 31, 2006 relating to the Applica 2006 Annual Meeting of Shareholders (incorporated by reference to exhibit (e)(1) of Applica’s Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC on December 19, 2006)

(e)(2)	Excerpts from Applica’s Definitive Proxy Statement on Schedule 14A filed relating to the Special Meeting of Shareholders to consider Applica’s proposed merger with Harbinger Capital Partners (incorporated by reference to exhibit (e)(2) of Applica’s Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC on December 19, 2006)

(e)(3)	Employment Agreement dated May 1, 2004 between Applica and Harry D. Schulman (incorporated by reference to Applica’s Current Report on Form 8-K filed with the SEC on October 15, 2004)

(e)(4)	First Amendment to Employment Agreement dated August 2, 1999 between Applica and Harry D. Schulman (incorporated by reference to exhibit 10.1 of Applica’s Current Report on Form 8-K filed with the SEC on October 15, 2004)

(e)(5)	Employment Agreement dated July 1, 2000 between Applica and Terry Polistina (incorporated by reference to Exhibit 10.9 of Applica’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2000 filed with the SEC on November 14, 2000)

(e)(6)	First Amendment to Employment Agreement dated July 1, 2000 between Applica and Terry Polistina (incorporated by reference to exhibit 10.2 of Applica’s Current Report on Form 8-K filed with the SEC on April 19, 2006)

(e)(7)	Employment Agreement dated September 16, 2004 between Applica and Brian Guptill (incorporated by reference to exhibit 10.4 of Applica’s Annual Report on Form 10-K filed with the SEC on March 16, 2005)

(e)(8)	First Amendment to Employment Agreement dated September 16, 2004 between Applica and Brian Guptill (incorporated by reference to exhibit 10.1 to Applica’s Current Report on Form 8-K filed with the SEC on April 19, 2006)

(e)(9)	Agreement and Plan of Merger by and between HB-PS Holding Company, Inc. and Applica Incorporated and joined in by NACCO Industries, Inc. dated July 23, 2006 (incorporated by reference to exhibit 2.1 of Applica’s Current Report on Form 8-K filed with the SEC on July 26, 2006)

(e)(10)	Agreement and Plan of Merger, dated as of October 19, 2006 by and among APN Holding Company, Inc., APN Mergersub, Inc., and Applica Incorporated (incorporated by reference to exhibit 2.1 of Applica’s Current Report on Form 8-K filed with the SEC on October 20, 2006)

(e)(11)	Amendment No. 1, dated December 14, 2006, to Agreement and Plan of Merger, dated as of October 19, 2006 by and among APN Holding Company, Inc., APN Mergersub, Inc., and Applica Incorporated (incorporated by reference to exhibit 2.1 of Applica’s Current Report on Form 8-K filed with the SEC on December 15, 2006)

(e)(12)	Amendment No. 2, dated December 22, 2006, to Agreement and Plan of Merger, dated as of October 19, 2006 by and among APN Holding Company, Inc., APN Mergersub, Inc., and Applica Incorporated (incorporated by reference to exhibit 2.1 of Applica’s Current Report on Form 8-K filed with the SEC on December 22, 2006)

(e)(13)	Amendment No. 3, dated December 27, 2006, to Agreement and Plan of Merger, dated as of October 19, 2006 by and among APN Holding Company, Inc., APN Mergersub, Inc., and Applica Incorporated (incorporated by reference to exhibit 2.1 of Applica’s Current Report on Form 8-K filed with the SEC on December 27, 2006)

(e)(14)	Excerpts from the Third Supplement to Applica’s Definitive Proxy Statement on Schedule 14A filed with the SEC on December 28, 2006 (incorporated by reference to exhibit (e)(14) of Amendment No. 3 to Applica’s Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC on December 28, 2006)

(e)(15)	Amendment No. 4, dated January 3, 2007, to Agreement and Plan of Merger, dated as of October 19, 2006 by and among APN Holding Company, Inc., APN Mergersub, Inc., and Applica Incorporated (incorporated by reference to exhibit 2.1 of Applica’s Current Report on Form 8-K filed with the SEC on January 3, 2007)

(e)(16)	Excerpts from the Fourth Supplement to Applica’s Definitive Proxy Statement on Schedule 14A filed with the SEC on January 5, 2007 (incorporated by reference to exhibit (e)(16) of Amendment No. 6 to Applica’s Solicitation/ Recommendation Statement on Schedule 14D-9/A filed with the SEC on January 5, 2007)

(g)	Inapplicable

*	This press release contains a legend that makes reference to the protections afforded by the Private Securities Litigation Reform Act of 1995. Please note that the protections afforded by the Private Securities Litigation Reform Act of 1995 do not extend to “forward-looking statements” made in connection with the NACCO offer.

+	Filed as an exhibit hereto and included in the Amendment No. 7 to Schedule 14D-9 mailed to Applica’s shareholders.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 7 is true, complete and correct.
January 10, 2007

APPLICA INCORPORATED
By:	/s/ Harry D. Schulman
	Name:	Harry D. Schulman
	Title:	Chairman of the Board, President and Chief Executive Officer

EXHIBIT INDEX

Exhibit
No.	Document

(a)(1)	Letter to Applica’s shareholders dated December 19, 2006 (incorporated by reference to exhibit (a)(1) of Applica’s Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC on December 19, 2006)

(a)(2)	Press release issued by Applica on December 19, 2006 (incorporated by reference to exhibit (a)(2) of Applica’s Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC on December 19, 2006)*

(a)(3)	Applica’s Definitive Proxy Statement on Schedule 14A relating to the Special Meeting of Shareholders to consider the Harbinger merger, as supplemented on December 15, 2006, December 22, 2006, December 28, 2006 and January 5, 2007 (filed with the SEC on December 4, 2006, as supplemented on December 15, 2006, December 22, 2006, December 28, 2006 and January 5, 2007, and incorporated by reference)

(a)(4)	Press release issued by Applica on December 21, 2006 (incorporated by reference to exhibit 99.1 of Applica’s Current Report on Form 8-K filed with the SEC on December 21, 2006)*

(a)(5)	Letter to Applica’s shareholders dated December 22, 2006 (incorporated by reference to exhibit (a)(5) of Amendment No. 2 to Applica’s Solicitation/ Recommendation Statement on Schedule 14D-9/A filed with the SEC on December 22, 2006)

(a)(6)	Press release issued by Applica on December 22, 2006 (incorporated by reference to exhibit 99.1 of Applica’s Current Report on Form 8-K filed with the SEC December 22, 2006)*

(a)(7)	Letter to Applica’s shareholders dated December 28, 2006 (incorporated by reference to exhibit (a)(7) of Amendment No. 3 to Applica’s Solicitation/Recommendation Statement on Schedule 14D-9/A filed with the SEC on December 28, 2006)

(a)(8)	Press release issued by Applica on December 27, 2006 (incorporated by reference to exhibit 99.1 of Applica’s Current Report on Form 8-K filed December 27, 2006)*

(a)(9)	Press release issued by Applica on December 28, 2006 (incorporated by reference to Applica’s Schedule 14A filed with the SEC on December 28, 2006)*

(a)(10)	Press release issued by Applica on January 3, 2007 (incorporated by reference to exhibit 99.1 of Applica’s Current Report on Form 8-K filed with the SEC on January 3, 2007)*

(a)(11)	Letter to Applica’s shareholders dated January 4, 2007 (incorporated by reference to exhibit (a)(11) of Amendment No. 6 to Applica’s Solicitation/ Recommendation Statement on Schedule 14D-9/A filed with the SEC on January 4, 2007)

(a)(12)	Press release issued by Applica on January 4, 2007 (incorporated by reference to Applica’s Schedule 14A filed with the SEC on January 4, 2007)

(a)(13)	Press release issued by Applica on January 9, 2007+

(a)(14)	Press release issued by Applica on January 10, 2007+

(e)(1)	Excerpts from Applica’s Definitive Proxy Statement on Schedule 14A filed March 31, 2006 relating to the Applica 2006 Annual Meeting of Shareholders (incorporated by reference to exhibit (e)(1) of Applica’s Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC on December 19, 2006)

(e)(2)	Excerpts from Applica’s Definitive Proxy Statement on Schedule 14A filed relating to the Special Meeting of Shareholders to consider Applica’s proposed merger with Harbinger Capital Partners (incorporated by reference to exhibit (e)(2) of Applica’s Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC on December 19, 2006)

(e)(3)	Employment Agreement dated May 1, 2004 between Applica and Harry D. Schulman (incorporated by reference to Applica’s Current Report on Form 8-K filed with the SEC on October 15, 2004)

(e)(4)	First Amendment to Employment Agreement dated August 2, 1999 between Applica and Harry D. Schulman (incorporated by reference to exhibit 10.1 of Applica’s Current Report on Form 8-K filed with the SEC on October 15, 2004)

(e)(5)	Employment Agreement dated July 1, 2000 between Applica and Terry Polistina (incorporated by reference to Exhibit 10.9 of Applica’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2000 filed with the SEC on November 14, 2000)

(e)(6)	First Amendment to Employment Agreement dated July 1, 2000 between Applica and Terry Polistina (incorporated by reference to exhibit 10.2 of Applica’s Current Report on Form 8-K filed with the SEC on April 19, 2006)

(e)(7)	Employment Agreement dated September 16, 2004 between Applica and Brian Guptill (incorporated by reference to exhibit 10.4 of Applica’s Annual Report on Form 10-K filed with the SEC on March 16, 2005)

(e)(8)	First Amendment to Employment Agreement dated September 16, 2004 between Applica and Brian Guptill (incorporated by reference to exhibit 10.1 to Applica’s Current Report on Form 8-K filed with the SEC on April 19, 2006)

(e)(9)	Agreement and Plan of Merger by and between HB-PS Holding Company, Inc. and Applica Incorporated and joined in by NACCO Industries, Inc. dated July 23, 2006 (incorporated by reference to exhibit 2.1 of Applica’s Current Report on Form 8-K filed with the SEC on July 26, 2006)

(e)(10)	Agreement and Plan of Merger, dated as of October 19, 2006 by and among APN Holding Company, Inc., APN Mergersub, Inc., and Applica Incorporated (incorporated by reference to exhibit 2.1 of Applica’s Current Report on Form 8-K filed with the SEC on October 20, 2006)

(e)(11)	Amendment No. 1, dated December 14, 2006, to Agreement and Plan of Merger, dated as of October 19, 2006 by and among APN Holding Company, Inc., APN Mergersub, Inc., and Applica Incorporated (incorporated by reference to exhibit 2.1 of Applica’s Current Report on Form 8-K filed with the SEC on December 15, 2006)

(e)(12)	Amendment No. 2, dated December 22, 2006, to Agreement and Plan of Merger, dated as of October 19, 2006 by and among APN Holding Company, Inc., APN Mergersub, Inc., and Applica Incorporated (incorporated by reference to exhibit 2.1 of Applica’s Current Report on Form 8-K filed with the SEC on December 22, 2006)

(e)(13)	Amendment No. 3, dated December 27, 2006, to Agreement and Plan of Merger, dated as of October 19, 2006 by and among APN Holding Company, Inc., APN Mergersub, Inc., and Applica Incorporated (incorporated by reference to exhibit 2.1 of Applica’s Current Report on Form 8-K filed with the SEC on December 27, 2006)

(e)(14)	Excerpts from the Third Supplement to Applica’s Definitive Proxy Statement on Schedule 14A filed with the SEC on December 28, 2006 (incorporated by reference to exhibit (e)(14) of Amendment No. 3 to Applica’s Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC on December 28, 2006)

(e)(15)	Amendment No. 4, dated January 3, 2007, to Agreement and Plan of Merger, dated as of October 19, 2006 by and among APN Holding Company, Inc., APN Mergersub, Inc., and Applica Incorporated (incorporated by reference to exhibit 2.1 of Applica’s Current Report on Form 8-K filed with the SEC on January 3, 2007)

(e)(16)	Excerpts from the Fourth Supplement to Applica’s Definitive Proxy Statement on Schedule 14A filed with the SEC on January 5, 2007 (incorporated by reference to exhibit (e)(16) of Amendment No. 6 to Applica’s Solicitation/ Recommendation Statement on Schedule 14D-9/A filed with the SEC on January 5, 2007)

(g)	Inapplicable

*	This press release contains a legend that makes reference to the protections afforded by the Private Securities Litigation Reform Act of 1995. Please note that the protections afforded by the Private Securities Litigation Reform Act of 1995 do not extend to “forward-looking statements” made in connection with the NACCO offer.

+	Filed as an exhibit hereto and included in the Amendment No. 7 to Schedule 14D-9 mailed to Applica’s shareholders.